Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Years ended December 31,

	2015	2014	2013	2012	2011

Fixed charges:
Interest	$221,484	$205,486	$172,078	$116,294	$103,821
Amortization of fees	11,595	10,880	9,364	6,849	5,265
Interest capitalized	594	444	537	498	438

Fixed charges	$233,673	$216,810	$181,979	$123,641	$109,524

Income from continuing operations	$284,855	$269,140	$180,613	$141,895	$140,659
Plus fixed charges	233,673	216,810	181,979	123,641	109,524
Less interest capitalized	(594)	(444)	(537)	(498)	(438)

Earnings from continuing operations before fixed charges	$517,934	$485,506	$362,055	$265,038	$249,745
Divided by fixed charges	$233,673	$216,810	$181,979	$123,641	$109,524

Ratio of earnings from continuing operations to fixed charges	2.2	2.2	2.0	2.1	2.3

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.0	1.9	1.6	1.6	1.9

Preferred stock dividends	$27,080	$37,062	$41,930	$40,918	$24,253